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                           Filed by: The Santa Cruz Operation, Inc.
                           Pursuant to Rule 425 Under the Securities Act of 1933
                                   And Deemed Filed Pursuant to Rule 14a-12
                                   Under the Securities Exchange Act of 1934
                           Subject Company: The Santa Cruz Operation, Inc. (Commission File No. 000-21484)

FOR IMMEDIATE DISTRIBUTION
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PRESS CONTACTS:
Jodi Reinman                            Nancy Pomeroy
Server Software Division, SCO           Caldera Systems, Inc
831-427-7047                            801-765-4999
Jodire@sco.com                          nancy@calderasystems.com
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                    CALDERA AND SCO UNVEIL FIRST STEPS ALONG
                     THE PATH TO A LINUX AND UNIX MARRIAGE

                 Enterprise Customers Can Now Reap Benefits of
                      New Technology and Service Offerings

Forum2000, SANTA CRUZ, CA (August 21, 2000) - Caldera Systems, Inc., (Nasdaq:
CALD), a "Linux for Business" leader and the Server Software Division of SCO (NASDAQ:SCOC) today announced a joint initiative to combine and offer Linux and UNIX server solutions and services worldwide.

The new offerings, announced today at Forum2000, include the Linux Kernel Personality for UnixWare 7 - the first technology developed to bring UnixWare 7 into the Linux business market. Also announced today is Enterprise Support Services, SCO's worldwide support program designed to meet the business and time-critical requirements of enterprise customers.

These offerings fall under the umbrella of the Open Internet Platform (OIP) which combines Linux and UNIX server solutions and services. The OIP provides commercial customers and developers with a single platform that can scale from the thinnest of clients to the clustering needs of the largest data center. The Open Internet Platform combines the robust scalability of the UNIX system with the low-cost, developer-accepted Linux operating system.

"With Caldera's pending acquisition of the SCO Server Software and Professional Services divisions, we already see some progress in the integration of our technologies,"
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CALDERA AND SCO REVEAL FIRST FRUITS OF LINUX AND UNIX MARRIAGE             2-2-2


said Ransom Love, CEO, Caldera Systems, Inc. "We believe that the combined strengths of Caldera and SCO are key in offering powerful Linux and UNIX solutions to the enterprise."

"HP sees that Caldera with SCO will bring more value to the Linux and UNIX markets. Each company has a proven record of providing the highest standard of support for their respective markets," said Jim Bell, general manager of HP's Open Source and Linux Operation (OSLO). "We look forward to working with the new Caldera to see that our hardware is a well-supported platform for their future business plans."

"SCO is very excited about the newly formed relationship with Caldera, said David McCrabb, president, Software Server Division, SCO. "Joining forces will escalate our ability to provide worldwide Internet solutions to a level that the industry has not yet seen."

Caldera and Open Source

Caldera Systems is a leader in -- and supporter of -- the Open Source movement. Please visit www.openlinux.org to download Caldera Systems' technologies that have been open-sourced-including but not limited to-LIZARD,

Caldera Open Administration System (COAS), Webmin, OpenSLP, the NetWare Kernel File System (NKFS) and the OpenLinux 2.2 port for Sun's SPARC(tm) and UltraSPARC(tm)-based platforms. Caldera Systems, Inc. Caldera Systems, Inc. (Nasdaq: CALD) is a "Linux for Business" technology leader in developing and marketing successful Linux-based business solutions, including its award-winning OpenLinux, NetWare for Linux, Linux technical training, certification and support-with free 30-day phone support and on-site consulting. Caldera OpenLearning Providers offer exceptional distribution-neutral Linux training and certification based on Linux Professional Institute (LPI) certification standards. Caldera Systems supports the open source community and is a leader in, and advocate of Linux Standard Base (LSB) and LPI.

Caldera, Inc. was founded in 1994. Caldera Systems, Inc. was created in 1998 to develop Linux-based business solutions. Based in Orem, UT, Caldera Systems has
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CALDERA AND SCO REVEAL FIRST FRUITS OF LINUX AND UNIX MARRIAGE             3-3-3


offices and 800+ resellers worldwide. For more information, see www.calderasystems.com or in the US call 888-GO-Linux (888-465-4689).

About The Santa Cruz Operation, Inc

With headquarters in Santa Cruz, CA, The Santa Cruz Operation, Inc. is comprised of three independent divisions -Tarantella, Inc., the Server Software Division, and the Professional Services Division. The Server Software Division is the world's number one provider of UNIX server operating systems. Tarantella, Inc. promotes a range of software technologies and products that web-enable any application instantly, for access by users anywhere. The Professional Services Division helps organizations create and deploy personalized IT strategies. The three divisions sell and support their products and services through a worldwide network of distributors, resellers, systems integrators, and OEMs. For more information, visit SCO's home page at www.sco.com/scoinc/
                                      -------------------

                                      ###

SCO, The Santa Cruz Operation, the SCO logo, the Tarantella logo, Tarantella, UnixWare, and SCO OpenServer are trademarks or registered trademarks of The Santa Cruz Operation, Inc. in the USA and other countries. UNIX is a registered trademark of The Open Group in the US and other countries. All other brand or product names are or may be trademarks of, and are used to identify products or services of, their respective owners. Caldera is a registered trademark of Caldera Systems, Inc. All other products, services, companies, events and publications are trademarks, registered trademarks or servicemarks of their respective owners in the U.S. and/or other countries. LINUX is a registered trademark of Linus Torvalds.

Cautionary Note Regarding Forward-Looking Statements under the Private
----------------------------------------------------------------------
Securities Litigation Reform Act of 1995: Information in this release that
----------------------------------------
involves Caldera's, SCO's and, assuming the acquisition of the SCO Server Software and Professional Services Divisions (the "Acquisition) is completed, the combined companies' expectations, beliefs, hopes, plans, intentions or strategies regarding the future are forward-looking statements that involve risks and uncertainties. These statements include statements about Caldera's, SCO's and the combined companies' strategies in the marketplace, their market positions and their relationships with customers. All forward-looking statements included in this release are based upon information available to Caldera and SCO as of the date of the release, and neither Caldera, SCO nor the combined companies assume any obligation to update any such forward-looking statement. These statements are not guarantees of future performance and actual results could differ materially from current expectations. Factors that could cause or contribute to such differences include, but are not limited to 1) the potential disruption of Caldera's and SCO's businesses that might result from employee or customer uncertainty, and lack of focus following announcement of the Acquisition in connection with integrating the operations of Caldera and SCO; 2) product integration risk due to overlapping products and technologies; 3) the possibility that the Acquisition might not be consummated; 4) the effects of the public announcement of the Acquisition on Caldera's and SCO's stock prices, their sales and operating results, their ability to attract and retain key personnel and the progress of certain of their development projects; 5) the risk that the announcement of the Acquisition could result in decisions by customers to defer purchases of products of Caldera or SCO; 6) the risk that redundancy in staffing and infrastructure could reduce efficiency and increase costs; 7) the difficulties of managing geographically dispersed operations; and 8) the risk that other benefits sought to be achieved by the Acquisition will not be achieved. These and other factors are risks associated with Caldera's and SCO's businesses that may affect their operating results and are discussed in SCO's Annual Report on Form 10-K for the fiscal year ended September 30, 1999 filed with the Securities and Exchange Commission ("SEC") on December 28, 1999 and Caldera's and SCO's quarterly reports on Form 10-Q filed with the SEC.

Additional Information and Where to Find It: It is expected that Caldera will
-------------------------------------------
file a Registration Statement on SEC Form S-4 and Caldera and SCO will file a Joint Proxy Statement/Prospectus with the SEC in connection with the
Acquisition, and that Caldera and SCO will mail a Joint Proxy Statement/Prospectus to stockholders of Caldera and SCO containing information about the Acquisition. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Caldera, SCO, the Acquisition, the persons soliciting proxies relating to the Acquisition, their interests in the Acquisition, and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of the
Joint Proxy Statement/Prospectus and these other documents may also be obtained from Caldera by directing a request through the Investors Relations portion of Caldera's Web site at http://www.caldera.com or by mail to Caldera Systems, Inc., 240
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CALDERA AND SCO REVEAL FIRST FRUITS OF LINUX AND UNIX MARRIAGE             4-4-4


West Center Street, Orem, Utah 84057, attention: Investor Relations, telephone
(801) 765-4999.In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, Caldera and SCO file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Caldera or SCO at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.